EXHIBIT G-1

SECURITIES AND EXCHANGE COMMISSION

(Release No. 35-27329; 70-9741)

Wisconsin Energy Corporation, et al.

Order Authorizing Acquisition of Membership Interests in Transmission Company; and
Approving Related Transactions

December 28, 2000

Wisconsin Energy Corporation (“WEC”), a public-utility holding company exempt from registration under section 3(a)(1) of the Public Utility Holding Company Act of 1935, as amended (“Act”),1 and its wholly owned public-utility subsidiary, Wisconsin Electric Power Company (“Wisconsin Electric”), both located in Milwaukee, Wisconsin (together, “Applicants”), have filed with the Securities and Exchange Commission (“Commission”) an application (“Application”) under sections 9(a)(2) and 10 of the Act requesting authorization for a transaction (“Transaction”) in which: (1) Wisconsin Electric and Edison Sault Electric Company (“Edison Sault”), a wholly owned electric utility subsidiary of WEC, will transfer ownership of and control over their transmission assets (“Transmission Assets”) to American Transmission Company LLC (“Transco”), a Wisconsin limited liability company, which will be a single-purpose transmission company; (2) Wisconsin Electric and Edison Sault will receive member units of the Transco (“Member Units”) in proportion to the value of the Transmission Assets; (3) Wisconsin Electric will purchase Class A shares of ATC Management Inc. (“Corporate Manager”), a Wisconsin corporation, in proportion to the value of the Transmission Assets; and (4) Wisconsin Electric will purchase one Class B share of the Corporate Manager. In addition, WEC requests an order from the Commission exempting it from registration under section 3(a)(1) of the Act.

The Commission issued a notice of the filing of the Application on November 17, 2000 (Holding Co. Act Release No. 27278). The Commission did not receive any request for a hearing.

1    WEC received an exemption under section 3(a)(1) of the Act by order dated April 10, 2000 (Holding Co. Act Release No. 27163 (“WEC Order”)).

I.	Background

A.	WEC

WEC owns directly all of the common stock of two public utility companies: Wisconsin Electric, a combination electric and gas utility company, and Edison Sault, an electric utility company. In addition, WEC owns all of the common stock of WICOR, Inc. (“WICOR”), a Wisconsin public-utility holding exempt from registration by order under section 3(a)(1) of the Act.2 WICOR has one wholly owned public utility subsidiary, Wisconsin Gas Company (“Wisconsin Gas”), a Wisconsin gas utility company. At December 31, 1999, WEC had consolidated assets of $6.2 billion, consolidated operating revenues of $2.27 billion, and consolidated net income of $209 million.3

Wisconsin Electric generates, transmits, distributes, and sells electric energy in southeastern, east central and northern Wisconsin and in the Upper Peninsula of Michigan. As of December 31, 1999, Wisconsin Electric had approximately 1.0 million electric customers and total assets of $5 billion. During 1999, Wisconsin Electric had electric revenues of $1.69 billion, total operating revenues of $2.02 billion, and net income of $212 million after dividends on preferred stock. Wisconsin Electric also purchases, distributes and sells natural gas to retail customers and transports customer-owned gas in four service areas within Wisconsin. During 1999, Wisconsin Electric had gas operating revenues of $307 million.

Edison Sault generates, transmits, distributes, and sells electric energy in the eastern Upper Peninsula of Michigan. Edison Sault also provides wholesale electric service under contract with one rural cooperative. At December 31, 1999, Edison Sault had approximately 22,000 electric

2    WEC Order.
3    WEC acquired WICOR on April 26, 2000, in a transaction accounted for as a purchase. After the acquisition of WICOR, WEC had consolidated total assets of $8.4 billion at June 30, 2000.

customers and total assets of $75 million. During 1999, Edison Sault had electric operating revenues of $38 million, and net income of $4 million.

Wisconsin Electric and Edison Sault are subject to regulation by: (1) the Federal Energy Regulatory Commission (“FERC”) with respect to wholesale rates and transmission of electric power and gas, and certain other matters; (2) the Michigan Public Service Commission (“Michigan Commission”) with respect to rates charged for gas and electric service and the terms and conditions of such retail service; and (3) the Nuclear Regulatory Commission (“NRC”), with respect to the activities of the nuclear facility in which WEC, through Wisconsin Electric, has an ownership interest. In addition, Wisconsin Electric is regulated by the Public Service Commission of Wisconsin (“Wisconsin Commission”) with respect to rates charged for gas and electric service and the terms and conditions of such retail service. Wisconsin Gas is subject to regulation by the Wisconsin Commission.

B.	Transco

In 1999, the State of Wisconsin enacted legislation (“Transco Legislation”) that facilitates the formation of Transco as a for-profit, single-purpose transmission company. The Transco Legislation, among other things, encourages public utility affiliates of Wisconsin holding companies, including Wisconsin Electric, to transfer ownership of their transmission assets to Transco by beneficially adjusting the calculation of an existing limit on the amount of unregulated investments these holding companies and their affiliates can make, after the transfer of their transmission assets to Transco. In this order, all utilities participating in Transco are referred to as “Member Utilities.”

Applicants state that the Transco Legislation obligates Transco to construct, operate, maintain and expand its transmission facilities to provide adequate, reliable transmission services for a single, system-wide rate for the use of its system under an open-access transmission tariff (“OATT”) that was filed with FERC on July 31, 2000. The Transco Legislation further directs that

Transco shall support robust competition in energy markets, extend no favoritism to any participant and meet the transmission needs of all participants.4

In accordance with the Transco Legislation, Transco will transfer operational control of its transmission facilities to the Midwest Independent System Operator, Inc. (“Midwest ISO”) when the Midwest ISO becomes operational. Prior to this transfer, Transco will have operational control of the transmission system contributed by Wisconsin utilities, will operate an Open Access Same-Time Information System in accordance with FERC Order No. 889, and will administer Transco’s OATT. After the transfer to the Midwest ISO, Transco will make changes to its OATT to accommodate operational differences between Transco and the Midwest ISO open access transmission tariff. If the Midwest ISO fails to commence, or ceases operations, Transco, in accordance with the Transco Legislation, will join another independent system operator or other regional transmission organization authorized under federal law to operate in Wisconsin.

Applicants expect that the firms taking ownership interests (“Member Units”)5 in Transco will include, in addition to Wisconsin Electric and Edison Sault: Wisconsin Public Service Corporation (“WPSC”), a wholly owned subsidiary of WPS Resources Corporation (“WPSR”), a public utility company claiming exemption from registration under section 3(a)(1) of the Act by rule 2; Wisconsin Power and Light Company (“WP&L”); South Beloit Water, Gas and Electric Company (“South Beloit”), a wholly owned subsidiary of WP&L with transmission assets in Illinois; Wisconsin Public Power Inc. (“WPPI”), a municipal electric utility company owned by 30 Wisconsin

4    Applicants note that the key benefits of Transco will include: (1) the elimination of rate “pancaking” among the Member Utilities’ multiple transmission systems; (2) one-stop shopping for transmission and wholesale distribution services over multiple transmission systems; (3) the reduction of operational barriers within the Transco service area; and (4) the transfer of ownership of transmission assets from vertically integrated utilities that will further functional unbundling.
5    Each Member Unit in Transco initially will be valued at $10.

municipalities;6 and Madison Gas and Electric Company (“Madison Gas”).7 Other entities, both within and outside of Wisconsin, may, in the future, decide to become Member Utilities. Applicants state that the transmission systems of the Member Utilities are interconnected at various points and that essentially all Member Utilities, other than Edison Sault, operate as part of the same reliability and planning council, the Mid-America Interconnected Network, Inc. (“MAIN”)8 Applicants further note that the Member Utilities’ transmission systems were planned and built on a coordinated basis in accordance with the Wisconsin “advance planning” law in effect from 1975 until 1997.

Applicants state that Transco will have the exclusive duty to provide transmission service in geographic areas previously served by the Member Utilities.9 However, Transco is barred by Wisconsin law from bypassing distribution systems and directly serving retail customers.

Transco will be managed by Corporate Manager, which will also own a portion of Transco’s Member Units.10 All Member Utilities will own a direct or indirect interest in Transco and Corporate Manager in proportion to the value of the transmission assets or cash each participant

6    WPPI, and any other transmission-dependent tax-exempt entity that participates in Transco, will not be contributing transmission assets to Transco. Applicants state that transmission-dependent utilities, as defined by the Transco Legislation, that participate in Transco will purchase their interests for cash and will obtain ownership shares in proportion to their respective 1999 Wisconsin load share ratios. Tax-exempt transmission-dependent entities, such as WPPI, will purchase their interests for a price that is designed to keep the other participants in Transco whole.
7    WPSR and VVTSC filed a separate application under the Act seeking approval of WPSC’s proposed acquisition of membership interests in Transco on October 12, 2000 (SEC File No. 709767). The Commission issued a notice of WPSC’s and WPSR’s filing on November 17, 2000 (Holding Co. Act Release No. 27278). Madison Gas also filed a separate application seeking approval of its participation in Transco on November 13, 2000 (SEC File No. 70-9791), and a notice of that filing was issued on December 1, 2000 (Holding Co. Act Release No. 27288). Alliant Energy Corporation, WP&L, South Beloit, Transco and Corporate Manager filed a separate application-declaration under the Act seeking approval of WP&L’s proposed acquisition of membership interests in Transco, certain intrasystem transactions, and various financing transactions (SEC File No. 70-9735). The Commission issued a notice of that application-declaration on November 27, 2000 (Holding Co. Act Release No. 27285).
8    MAIN promotes coordinated planning, construction, operation, maintenance, and use of operation and transmission facilities by its members. Applicants state that Edison Sault currently is part of the East Central Area Reliability group, but that Edison Sault is expected to become part of MAIN by January 1, 2001.
9    However, Applicants note that Transco will not have a duty to provide transmission service in areas where control of transmission facilities has been transferred directly to the Midwest ISO or other independent system operator or regional transmission organization.
10    Applicants state that the two legal entities, Transco and Corporate Manager, will operate effectively as a single functional unit, as Corporate Manager exists for the sole purpose of conducting the affairs of Transco.

contributes to Transco.11 WPPI, which owns no transmission assets, is investing cash in Transco and will receive Member Units in proportion to its investment. Corporate Manager also will own 100 Member Units through a cash investment of S 1,000.

Applicants note that this structure accomplishes two explicit goals set forth in the Transco Legislation. First, the Transco Legislation requires that the transfer of transmission assets be designed to avoid or minimize material adverse tax consequences and, to the extent practicable, satisfy the requirements for a tax-free transfer.12 Applicants assert that the “pass-through” tax treatment afforded by the limited liability company structure accomplishes this purpose. Second, the Transco Legislation contemplates a transmission company that can access public financial markets.13 Because corporate stock is more readily marketable to the public than member units in a limited liability company, Applicants state that the creation of Corporate Manager as a stock corporation will facilitate access to public financial markets.

Applicants expect that, over time, public ownership of Transco will increase and ownership by the Member Utilities will decrease, furthering the goal of complete independence of transmission from the generation and distribution business. During the first three years of Transco’s existence, no Member Utility may transfer its interest in Transco except to an affiliate or to another member of Transco. However, after three years, a Member Utility may sell all or part of its interest in Transco by redeeming its Member Units for Class A shares of Corporate Manager. Alternatively, the Member Utility could sell its Member Units to Corporate Manager for cash. Corporate Manager would raise the cash for such a purchase by means of a public offering of Class A shares. As the initial Member Utilities sell some or all of their respective interests to Corporate Manager, Applicants state that a greater share of Transco will be owned by Corporate Manager.

11    Edison Sault and another participant in Transco, South Beloit, are not expected to receive shares in the Corporate Manager.
12    See sections 196.485(5)(b)2.a and 196.485(5)(b)2.b, Wis. Stat.
13    See section 196.485(3m)(a)5, Wis. Stat.

The Member Utilities will enter into an agreement (“Operating Agreement”) that will govern the activities of Transco. Applicants note that, because Transco is a manager-managed limited liability company, the Operating Agreement will grant to Corporate Manager full, complete and exclusive discretion to exercise management control over the business of Transco. Corporate Manager may not be removed as manager without the unanimous consent of the Member Utilities and Corporate Manager.

Member Utilities, with the exception of South Beloit and Edison Sault, also will purchase shares of Corporate Manager for cash, in proportion to their percentage interests in Transco. It is expected that Wisconsin Electric will pay approximately $48,000 for an approximate 48% interest in Corporate Manager. Applicants state that Corporate Manager will have two classes of stock: Class A, which is non-voting; and Class B, which is voting. Applicants expect that Wisconsin Electric will receive approximately 48% of the Class A non-voting shares. Each Member Utility, except South Beloit and Edison Sault, also will receive one Class B voting share in Corporate Manager.

Applicants state that Corporate Manager’s Amended and Restated Articles of Incorporation (“Articles of Incorporation”), provide for 100,000,000 shares of common stock, including 99,999,990 Class A shares and ten Class B shares. Initially, 10,000 shares of Class A stock and five shares of Class B stock will be issued.

Prior to a public offering of Corporate Manager’s common stock, only Class B shares will have voting rights, including the right to elect directors to Corporate Manager’s Board of Directors (“Board”). Each Class B stockholder will have the right to appoint one director to Corporate Manager’s Board, and the Class B stockholders also will have the right, by majority vote, to amend the Articles of Incorporation and to approve a merger, consolidation, or sale of Corporate Manager. After a public offering of stock in the Corporate Manager, Class A stockholders will be entitled to vote and will elect a majority of the Board. In addition, the rights to amend the Articles of Incorporation and to approve mergers, consolidations, or sales of the Corporate Manager will transfer to the Class A shareholders at that time.

Applicants state that Corporate Manager’s Class B shares will convert into Class A shares on the earlier of the following: (1) the date on which Corporate Manager owns more than 50% of the Member Units; or (2) the tenth anniversary of January 1, 2001 (“Operations Date”). However, the Board may, by majority vote, elect to override the conversion and keep the Class B shares outstanding after such an event. After conversion, the Class A shares will elect all directors of the Board.

C.	Description of Proposed Transaction

Applicants expect that the initial transmission-owning participants in Transco, including Wisconsin Electric, will contribute their transmission assets to Transco on or about the Operations Date).14 For purposes of establishing relative shares, the Transmission Assets will be valued at their contribution value (“Contribution Value”), which is defined as original cost less accumulated depreciation, as adjusted on a dollar-for-dollar basis for deferred taxes, excess deferred taxes and deferred investment tax credits. Applicants expect that, as of December 31, 2000, the original cost of the Transmission Assets of Wisconsin Electric and Edison Sault will be approximately $442.9 million and $41 million, respectively. The net book value15 of the Transmission Assets of Wisconsin Electric and Edison Sault at December 31, 2000 is expected to be approximately $230 million and $31.4 million, respectively. Applicants expect that Wisconsin Electric’s and Edison Sault’s

14    The Transmission Assets proposed to be transferred include: (1) transmission lines and transmission substations; (2) transformers providing transformation within the bulk transmission system and between the bulk and area transmission systems; (3) lines connecting to generation sources and step–up substations; (4) radial taps from the transmission system up to, but not including, the facilities that establish the final connection to distribution facilities or retail customers; (5) substations that provide primarily a transmission function; and (6) voltage control devices and power flow control devices directly connected to the transmission system.
15    “Net book value” is defined as original cost less accumulated depreciation.

Contribution Value at December 31, 2000 will be approximately $214 million and $30 million, respectively, and their aggregate initial interest in Transco will approximate 48%. Applicants further state that this percentage may fluctuate based on various factors, including the number of municipal utilities and electric cooperatives that participate in Transco.

Applicants state that the transmission-owning Member Utilities and Transco expect to enter into various other agreements (“Agreements”) under which the Member Utilities will provide Transco with operations and maintenance services, control area operations, and other services. Any services provided or received by Applicants under any of these Agreements will be provided at cost, subject to certain minimum charges.

Applicants state that they do not, at this time, request Commission approval for any further transaction by Transco or Corporate Manager. In the event Applicants propose to engage in any transaction resulting in a material change in the corporate structure, management, or control of Corporate Manager or Transco for which approval of the Commission may be required under the Act, Applicants undertake to file a post-effective amendment to this Application requesting such approval.

D.	Regulatory Approvals

On March 31, 2000 and November 9, 2000, the Federal Energy Regulatory Commission (“FERC”) issued two separate orders authorizing Wisconsin Electric and Edison Sault, respectively, to transfer ownership and control of the Transmission Assets to Transco. On December 14, 2000, FERC approved Transco’s OATT, with certain clarifications and modifications. In addition, the Wisconsin Commission approved Wisconsin Electric’s participation in the Transaction on December 22, 2000. Edison Sault and Wisconsin Electric have filed separate applications with the Michigan Commission requesting the Michigan Commission to approve the classification of Edison Sault’s facilities of 50kV or higher as transmission facilities and to grant any other approvals that may be needed to facilitate the transfer of the facilities to Transco. Wisconsin Electric and Edison Sault received orders from the Michigan Commission approving their separate applications on December 20, 2000.

II.	Discussion

The Transaction is subject to prior Commission approval under sections 9(a)(2) and 10 of the Act.16 The order of exemption requested by WEC is subject to section 3(a)(1) of the Act.17 We have reviewed the proposed Transaction and find that the requirements of the Act are satisfied.

A.	Statutory Integration Requirements

Section 10(c)(1) of the Act requires the Commission not to approve an acquisition that would be “detrimental to the carrying out of the provisions of section 11.” Section 10(c)(2) further requires us to find that the acquisition “will serve the public interest by tending towards the economical and the efficient development of an integrated public-utility system.” As discussed below, the Transaction will satisfy these standards.

Section 11(b)(1) of the Act generally confines the utility properties of a registered holding company to a “single integrated public-utility system,” either gas or electric.18 Although section

16    Section 9(a)(2) bars any person who is an affiliate of a public-utility company or holding company from becoming an affiliate of any other public-utility company or holding company without prior approval of the Commission. The Transaction is subject to section 9(a)(2) of the Act because Transco and Corporate Manager will each become a “public-utility company,” as that term is defined in section 2(a)(5) of the Act, when the Transmission Assets are transferred to Transco.
17    Upon the transfer of the Transmission Assets to Transco, Wisconsin Electric states that it also becomes a public-utility holding company under the Act. Wisconsin Electric will file an exemption statement on Form U3A-2 in accordance with rule 2 under the Act, claiming an exemption under section 3(a)(2) of the Act.
18    Section 2(a)(29)(A) defines an integrated public-utility system, as applied to electric utility properties, to mean:

a system consisting of one or more units of generating plants and/or transmission lines and/or distributing facilities, whose utility assets, whether owned by one or more electric utility companies, are physically interconnected or capable of physical interconnection and which under normal conditions may be economically operated as a single interconnected and coordinated system confined in its operations to a single area or region, in one or more States, not so large as to impair ... the advantages of localized management, efficient operation, and the effectiveness of regulation ....

11(b)(1) is limited, by its terms, to registered holding companies, the Commission has stated that it applies to exempt holding companies “by analogy.”19

We have read each standard of section 2(a)(29)(A) in connection with the other provisions of the section and in light of the facts under consideration.20 The facts of this matter permit a finding that Wisconsin Electric’s proposed acquisition of member units in Transco and shares in Corporate Manager is consistent with the statutory integration requirements.

Applicants note that, by consolidating control, planning, maintenance and financial responsibilities for the Member Utilities’ transmission facilities into Transco, the proposed Transaction is expected to result in greater coordination and more efficient allocation of transmission services within the area served by Transco.21 Applicants assert that the Transaction will not alter in any way the facts upon which the Commission relied in its order finding that WEC owns an integrated electric system.22

The Commission finds that Wisconsin Electric’s proposed acquisition of member units in Transco and shares in Corporate Manager will result in an integrated public-utility system.23 The Commission has further determined that the proposed Transaction will “ten[d] towards the economical and efficient development of an integrated public-utility system,” and so satisfy the requirements of section 10(c)(2) of the Act.

19    Union Electric Co., 45 S.E.C. 489, 506 n. 63, aff’d without opinion sub nom., City of Cape Girardeau v. S.E.C, 521 F.2d 324 (D.C. Cir. 1970).
20    See NIPSCO Industries, Inc., Holding Co. Act Release No. 26975 (Feb. 10, 1999) (“Nipsco”).
21    Under the Transco Legislation, Transco and/or the Midwest ISO are obligated, to the maximum extent practicable, to “eliminate advantages in electric generation, wholesale and retail markets that are otherwise related to ownership, control or operation of transmission facilities” and “[s]atisf[y] the reasonable needs of transmission users in this state for reliable, low-cost and competitively priced electric service.” See section 196.485(3)(c) of the Wisconsin Statutes.
22    See WEC Order, supra.
23    As noted in Section I.A. supra, WEC also conducts gas utility operations through its subsidiary holding company, WICOR. The Commission found de facto integration of WEC’s separate gas and electric systems in its order

B.	Request for Exemption

Section 3(a)(1) directs the Commission, “unless and except insofar as it finds the exemption detrimental to the public interest or the interests of investors or consumers,” to exempt from registration any holding company, and every subsidiary as such, if-

such holding company, and every subsidiary company thereof which is a public-utility company from which such holding company derives, directly, or indirectly, any material part of its income, are predominantly intrastate in character and carry on their business substantially in a single State in which such holding company and every such subsidiary company thereof are organized.

The Commission finds that the standards of section 3(a)(1) are satisfied and that the requested exemption should be granted.

In the WEC Order, we found that WEC would obtain approximately 94 percent of its utility gross revenues from Wisconsin. As we further found, the remaining six percent of utility gross revenues primarily came from Wisconsin Electric’s and Edison Sault’s operations in the Upper Peninsula of Michigan.24 Applicants state that WEC’s indirect acquisition of an interest in Transco will have only a de minimis effect on the calculations relied on by the Commission in the WEC Order.25 Accordingly, on the basis of the facts in this matter, we find that WEC and WICOR will continue to satisfy the standards of section 3(a)(1).

Conclusion

We have carefully examined the Application under the applicable standards of the Act, and have concluded that the proposed transactions are consistent with those standards. We have reached these conclusions on the basis of the complete record before us.

granting an exemption under section 3(a)(1) to WEC and WICOR. See WEC Order, supra. The proposed Transaction will have no impact on the current operation of WEC’s gas utility system.
24    See WEC Order, supra.
25    In fact, Applicants assert that WEC’s share of Transco’s revenues and earnings attributable to activity outside Wisconsin actually will be less than the imputed transmission revenue and earnings WEC currently receives from Michigan. Following transfer of its Michigan transmission assets to Transco, WEC’s current 100% indirect interest in those assets will be reduced to a 48% interest.

No federal or state commission other than this Commission has jurisdiction over the proposed transactions, other than as discussed above. Applicants estimate that fees and expenses in connection with the Merger will be approximately $3,912,000.

Due notice of the filing of the Application has been given in the manner prescribed in rule 23 under the Act, and no hearing has been requested of or ordered by the Commission. Upon the basis of the facts in the record, it is hereby found that the applicable standards of the Act and rules under the Act are satisfied, and that no adverse findings are necessary.

IT IS ORDERED, under the applicable provisions of the Act and rules under the Act that the Application, as amended, be, and it hereby is, granted, effective immediately, subject to the terms and conditions prescribed in rule 24 under the Act.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Jonathan G. Katz Secretary

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